UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C
(RULE 14C-101)

INFORMATION REQUIRED IN INFORMATION STATEMENT

SCHEDULE 14C INFORMATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(C) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. __)

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[X] Preliminary Information Statement
[_] Confidential, for Use of the Commission Only [as permitted by Rule 14c-5(d)(2)]
[_] Definitive Information Statement

NuTech Digital, Inc.

(Name of Registrant As Specified in Charter)

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NuTech Digital, Inc.
10390 Wilshire Boulevard, Penthouse 20
Los Angeles, California 90024

Dear Stockholder:

This Information Statement is furnished to holders of shares of common stock, no par value per share (the "Common Stock"), of NuTech Digital, Inc. (the "Company"). The purpose of this Information Statement is to notify the stockholders that on September 25, 2007, the Company received written consent (the "Written Consent") from certain principal stockholders of the Company (identified in the section entitled "Voting Securities and Principal Holders Thereof") holding 23,800 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), representing the right to vote approximately 96.4% of the total issued and outstanding shares of the Company, adopting a resolution to amend the Company's Articles of Incorporation to (i) change the name of the Company to "RoseTel Holdings Corp.", and (ii) authorize a one-for-sixty reverse stock split of the issued and outstanding shares of our Common Stock by changing each sixty shares into one share.

The Board believes that the terms of the amendment to the Certificates of Incorporation (the "Amended Certificate") are beneficial to the Company. The full text of the Amended Certificate is attached as Annex I to this Information Statement.

The enclosed Information Statement is being furnished to you to inform you that the foregoing action has been approved by the holders of a majority of the outstanding shares of the Company. The Board is not soliciting your proxy in connection with the adoption of these resolutions and proxies are not requested from stockholders. The resolutions will not become effective before the date which is 20 days after this Information Statement was first sent to stockholders. You are urged to read the Information Statement in its entirety for a description of the action taken by the majority stockholders of the Company.

This Information Statement is being mailed on or about October ___, 2007 to stockholders of record on August 31, 2007 (the "Record Date").

By Order of the Board of Directors

/s/ A. Frederick Greenberg
September 25, 2007

NuTech Digital, Inc.
10390 Wilshire Boulevard, Penthouse 20
Los Angeles, CA 90024

_____

INFORMATION STATEMENT
PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14C-2 THEREUNDER
_____

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

_____

We are sending you this Information Statement to inform you of the adoption of various resolutions on September 25, 2007 by consent (the "Written Consent") from the Board of Directors (the "Board") and certain principal stockholders of the Company (identified in the section entitled "Voting Securities and Principal Holders Thereof") holding 23,800 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), representing the right to vote approximately 96.4% of the total issued and outstanding shares of the Company, adopting a resolution to amend the Company's Articles of Incorporation to (i) change the name of the Company to "RoseTel Holdings Corp.", and (ii) authorize a one-for-sixty reverse stock split of the issued and outstanding shares of our Common Stock by changing each sixty shares into one share.

The adoption of the foregoing resolutions will become effective 20 calendar days after the mailing of this Information Statement. The Board of Directors is not soliciting your proxy in connection with the adoption of these resolutions and proxies are not requested from stockholders.

This Information Statement constitutes notice of action taken without a meeting as required by Section 603(b) of the California General Corporation Law ("CGCL"). No additional action will be undertaken by the Company with respect to the receipt of written consents, and no dissenters' rights with respect to the receipt of the written consents, and no dissenters' rights under the CGCL are afforded to the Company's stockholders as a result of the adoption of these resolutions.

Expenses in connection with the distribution of this Information Statement, which are anticipated to be less than $10,000, will be paid by the Company.

Our principal executive offices are located at 10390 Wilshire Boulevard, Penthouse 20, Los Angeles, CA 90024. Our telephone number is 310-777-0012.

GENERAL

The Company's current Certificate of Incorporation provide for an authorized capitalization consisting of 100,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock, of which 30,000 have been designated as Series A Convertible Preferred Stock. As of August 31, 2007, there were shares of 34,172,494 Common Stock issued and outstanding. The Board of Directors believes that the Amended Certificate is in the best interests of both the Company and its stockholders to (i) change the name of the Company to RoseTel Holdings Corp. and (ii) authorize a one-for-sixty reverse stock split of the issued and outstanding shares of our Common Stock by changing each sixty shares into one share.

The Company is currently named NuTech Digital, Inc. The Board of Directors believes that it is in the best interests of the Company to change its name to RoseTel Holdings Corp. which would better represent the current and future business of the Company. The Company is currently authorized to issue fifty million shares of Preferred Stock and one hundred million shares of Common Stock. The Company believes that the one-for-sixty reverse stock split will be beneficial for the market price of the Company.

The Amended Certificate has been approved by the Board of Directors of the Company and the stockholders holding more than approximately 96.4% of the outstanding voting shares.

VOTE REQUIRED; MANNER OF APPROVAL

Approval to amend and restate the current Certificate of Incorporation of the Company under the CGCL requires the affirmative vote of the holders of a majority of the voting power of the Company. The Company has no class of voting stock outstanding other than the Common Stock and the Preferred Stock.

Section 603 of the CGCL provides in substance that, unless the Company's Certificate of Incorporation provides otherwise, stockholders may take action without a meeting of stockholders and without prior notice if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding voting stock holding not less than the minimum number of votes that would be necessary to approve such action at a stockholders meeting. Under the applicable provisions of the CGCL, this action is effective when written consents from holders of record of a majority of the outstanding shares of voting stock are executed and delivered to the Company.

In accordance with the CGCL, the affirmative vote on the Amended Certificate of at least a majority of the outstanding shares has been obtained. As a result, no vote or proxy is required by the stockholders to approve the adoption of the Amended Certificate.

Under Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Restated Certificate cannot take effect until 20 days after this Information Statement is sent to the Company's stockholders. As mentioned earlier, the Amended Certificate will become effective upon its filing with the Secretary of State of the State of California which is anticipated to be on or about October ___, 2007, 20 days after the mailing of this Information Statement.

PURPOSES AND EFFECT OF THE CHANGES

Name Change

The purpose of the name change to RoseTel Holdings Corp. is to better reflect the business of the Company since the acquisition of the assets and licenses from Jump Communications Corp. ("Jump"), which transaction was closed on August 22, 2007. The Company's current name is associated with those aspects of its business which existed prior to the acquisition of the Jump assets. This segment of its business has since been placed in the Company's wholly owned subsidiary, NuTech Acquisition Corp., Inc. The Board believes that this name change will provide the Company with a fresh start in the marketplace, and will be reflective of the business of the Company going forward.

Reverse Stock Split

The purpose of the reverse stock split is to increase the market price per share of our Common Stock. The Board believes that by decreasing the number of shares outstanding we will have an increased stock price. Our management believes that the low per share market price of our Common Stock impairs the acceptability of the stock by the financial community and the investing public. Theoretically, the number of shares outstanding should not, by itself, affect the marketability of the stock, the type of investor who acquires it, or our reputation in the financial community, but in practice this is not necessarily the case, as many investors look upon low-priced stocks as unduly speculative in nature and, as a matter of policy, avoid investment in such stocks. Our management also believes that a low share price reduces the effective marketability of our shares because of the reluctance of many leading brokerage firms to recommend low-priced stocks to their clients. Certain institutional investors have internal policies preventing the purchase of low-priced stocks and many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts. A variety of brokerage house policies and practices tends to discourage individual brokers within those firms from dealing in low-priced stocks. Some of those policies and practices pertain to the payment of brokers' commissions and to time-consuming procedures that function to make the handling of low-priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced stocks because the brokerage commission on a sale of a low-price stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced stock.

Our Board of Directors is hopeful that the decrease in the number of shares of our outstanding Common Stock as a consequence of the reverse stock split will result in an anticipated increased price level, which will encourage interest in our Common Stock and possibly promote greater liquidity for our stockholders, although such liquidity could be adversely affected by the reduced number of shares outstanding after the reverse stock split. In addition, although it may be anticipated that the increase in the price level of our Common Stock as a result of the reverse stock split will be proportionately less than the decrease in the number of shares outstanding, the reverse stock split could result in a price level for the shares that will overcome the reluctance, policies and practices referred to above and diminish the adverse impact of trading commissions on the market for the shares. However, there can be no assurance that the foregoing effects will occur, or that the share price level of the Common Stock immediately after the reverse stock split will be maintained for any period of time.

FRACTIONAL SHARES

In order to save the expense and inconvenience of issuing fractional shares, we will not issue scrip or fractional share certificates evidencing shares of Common Stock in connection with the reverse stock split. We will issue 1 share to stockholders who would otherwise be entitled to less than 1 share as a result of the split. If the same stockholder is the owner of shares under multiple share certificates, then the number of shares we will issue in connection with the reverse stock split shall be computed on the basis of the aggregate shares owned under all certificates.

PRINCIPAL EFFECTS OF THE REVERSE SPLIT

As of August 31, 2007, we had issued and outstanding 34,172,494 shares of Common Stock. If we do not issue any shares of Common Stock prior to the date the reverse stock split becomes effective, the number of outstanding shares of Common Stock will be reduced to approximately 569,542. In addition, the stated capital of our outstanding Common Stock as reflected on our balance sheet will be reduced, and our additional paid in capital account will be increased, by an equal amount. The number of authorized shares of Common Stock will remain 100,000,000 shares of Common Stock. Except for the issuance of additional round lots of 1 whole share of Common Stock for fractional shares, the reverse stock split will not result in any immediate change in the economic interests or the voting power of a stockholder relative to other common stockholders. However, the reverse stock split will result in a substantial increase in the number of shares of Common Stock available for issuance by our Board of Directors.

INCREASE IN AUTHORIZED UNISSUED SHARES

The following table shows how the increase in authorized capital and the one-for-sixty reverse stock split will increase the number of shares of Common Stock available for issuance by our Board of Directors. The information presented in the table is as of August 31, 2007. The table assumes that no shares or other securities convertible into or exercisable for shares of Common Stock will be issued prior to the date upon which the reverse stock split is effected.

Number of Shares

	Prior to Reverse Stock Split	After Reverse Stock Split
	Common Stock	Common Stock
Authorized	100,000,000	100,000,000
Outstanding	34,172,494	569,542
Reserved for issuance		
Convertible Preferred Stock (1)	1,190,000,000(1)	19,833,333
Options that may be granted in future under existing option plan(2)	2,075,000	34,583
Other options(3)	7,840,000	130,667
Common Stock purchase warrants(4)	12,500,000	208,333
Available for future issuance	0	79,223,542

(1) There are 23,800 shares of convertible preferred stock issued which are convertible at a rate of 50,000 shares of preferred stock for one share of Common Stock. Upon the reverse stock split, the number of shares into which these shares of preferred stock are convertible will be adjusted accordingly.

(2) Under the Company's 2001 Equity Incentive Plan, the Company could issue 12,695,000 shares of Common Stock. As of December 31, 2006, there were 2,075,000 options still outstanding. Upon the reverse stock split, the number of shares into which these options are convertible and the number of options which can be issued under the plan will be adjusted accordingly.

(3) The Company has granted the following stock options outside of the 2001 Equity Incentive Plan: an option to purchase 500,000 shares of Common Stock to Lee Kasper on June 18, 2004; an option to purchase 200,000 shares of Common Stock to Joseph Giarmo on June 18, 2004; an option to purchase 100,000 shares of Common Stock to Yegia Eli Aramyan on June 18, 2004; an option to purchase 1,000,000 shares of Common Stock to Joseph Giarmo on September 1, 2004; an option to purchase 40,000 shares of Common Stock to Jay Hergott on September 1, 2004; and an option to purchase 6,000,000 shares of Common Stock to Lee Kasper on September 1, 2005.

(4) On February 24, 2004, the Company issued warrants to acquire up to 12,500,000 shares of Common Stock at an exercise price of $0.75 per share. The warrants expire on February 24, 2014.

Following the reverse stock split, our Board of Directors will be able to issue 79,223,542 shares of Common Stock without further stockholder approval.

Other than the outstanding convertible preferred shares, the options under the 2001 Equity Incentive Plan, the other options, and the common stock purchase warrants, we do not presently have any agreement, understanding, or arrangement which would result in the issuance of any of the additional shares of our authorized and unissued Common Stock following the reverse stock split. Our Board of Directors does not intend to seek stockholder approval prior to any issuance of additional shares of our Common Stock, except as otherwise required by law or regulation. Our outstanding shares of Common Stock have no pre-emptive rights; accordingly, if we issue additional shares of Common Stock, our stockholders will not have any preferential right to purchase any of the additional shares. Although our Board of Directors believes the increase in authorized unissued shares is in the best interests of our Company and our stockholders, the issuance of additional shares of Common Stock may, depending on the circumstances under which such shares are issued, reduce the stockholders' equity per share and may reduce the percentage ownership of Common Stock of existing stockholders.

The increase in the number of shares available for issuance by our Board of Directors could, under certain circumstances, have the effect of deterring unsolicited tender offers for our Common Stock. In the event of a hostile takeover attempt, it might be possible for us to try to impede such attempt by issuing shares of Common Stock to a friendly party, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of our Company. Although the overall effect of such a course of action may be to deter unwanted takeover offers, our Board of Directors did not approve the reverse split and the increase in the amount of authorized shares of Common Stock for that purpose and believes the reverse split and the increase in the amount of authorized shares of Common Stock is in the best interests of our Company and our stockholders and that the advantages of the reverse stock split, including the increase in the number of shares available for issuance by the Board of Directors, outweigh any potential disadvantages. Our management is not aware of any attempts to obtain control or take over our Company.

EFFECT ON PRICE OF COMMON STOCK

Our Board of Directors believes that the current per share price level adversely affects the marketability of our Common Stock. The proposed reverse stock split is intended to result in a higher per share market price that will increase the interest of investors, analysts and other members of the financial community in the Common Stock.

The per share price for our Common Stock after the reverse split may not be sixty times the market price before the reverse split and it is possible that the aggregate market value of a stockholder's investment in our company may be lower after the reverse split.

Furthermore, the market for shares of Common Stock may not be improved. The Board of Directors cannot predict what effect the reverse stock split will have on the market for, or the market price of, the Common Stock.

IMPLEMENTATION OF REVERSE STOCK SPLIT AND NAME CHANGE

We will file the Amended Certificate with the Secretary of State of California, and upon such filing the reverse stock split of issued shares of Common Stock and the name change to RoseTel Holdings Corp. will become effective as of the opening of business on that date. The reverse stock split will be formally implemented by deleting Article IV of the Company's current Certificate of Incorporation, as amended, in its entirety and substituting the following in lieu thereof:

"IV

(a) The total number of shares which the Corporation is authorized to issue shall be One Hundred Fifty Million (150,000,000) shares of which One Hundred Million (100,000,000) shares shall be designated as Common Stock with no par value per share and Fifty Million (50,000,000) shares shall be designated as Preferred Stock with no par value. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of the series.

(b) Upon this Certificate of Amendment to the Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of California (the "Effective Time"), shares of Common Stock held by each holder of record on such date shall be automatically combined according to class at the rate of one-for-sixty without any further action on the part of the holders of the Corporation (the "Reverse Split"). All fractional shares owned by each holder of record will be aggregated and to the extent after aggregating all fractional shares any registered holder is entitled to a fraction of a share, he shall be entitled to receive one whole share in respect of such fraction of a share.

(c) Each stock certificate issued prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock, as the case may be, into which the shares represented by such certificate shall have been reclassified pursuant to the Reverse Split. Each holder of record of a certificate that represented shares of Common Stock immediately prior to the Effective Time, shall receive, upon surrender of such certificate, a new certificate representing the number of shares of Common Stock immediately after the Reverse Split.

(d) Following the effectiveness of the amendment, each certificate representing shares of Common Stock outstanding immediately prior to the reverse stock split will be deemed automatically, without any action on the part of the stockholders, to represent one-sixtieth of the pre-split number of shares. However, no fractional shares will be issued as a result of the reverse stock split. Each stockholder of record owning shares of Common Stock prior to the reverse stock split which are not evenly divisible by sixty (60) will receive one additional share for the fractional share that such stockholder would otherwise have been entitled to receive as a result of the reverse stock split. After the reverse stock split becomes effective, stockholders will be asked to surrender their stock certificates in accordance with the procedures set forth in a letter of transmittal. *Stockholders should not submit any certificates until requested to do so.* Upon such surrender, a new certificate representing the number of shares owned as a result of the reverse stock split will be issued and forwarded to stockholders. However, each certificate representing the number of shares owned prior to the reverse stock split will continue to be valid and represent a number of shares equal to one-sixtieth of the pre-split number of shares."

EXCHANGE OF STOCK CERTIFICATES

The exchange of shares of Common Stock resulting from the reverse stock split will occur on the date we file the Amended Certificate effecting the reverse stock split, without any further action on the part of our stockholders and without regard to the date or dates certificates formerly representing shares of Common Stock are physically surrendered for certificates representing the post-split number of shares such stockholders are entitled to receive. Registrar & Transfer Company, the transfer agent for our Common Stock, will act for the stockholders in effecting the exchange of their certificates. In the event that the number of shares of Common Stock into which shares of Common Stock will be exchanged or converted includes a fraction, we will issue to the holder of such fraction, in lieu of the issuance of fractional shares, one share.

As soon as practicable after the date the reverse stock split becomes effective, transmittal forms will be mailed to each holder of record of certificates formerly representing shares of Common Stock to be used in forwarding their certificates for surrender and exchange for certificates representing the post-split number of shares of Common Stock such stockholders are entitled to receive. After receipt of such transmittal form, each holder should surrender the certificates formerly representing shares of Common Stock and such holder will receive in exchange therefore certificates representing the whole number of shares to which he is entitled, plus one whole share in lieu of any fractional share. The transmittal forms will be accompanied by instructions specifying other details of the exchange. *Stockholders should not send in their certificates until they receive a transmittal form.*

On the date the reverse stock split becomes effective, each certificate representing shares of Common Stock will, until surrendered and exchanged as described above, be deemed, for all corporate purposes, to evidence ownership of the number of shares of Common Stock into which the shares evidenced by such certificate have been converted, except that the holder of such unexchanged certificates will not be entitled to receive any dividends or other distributions payable by us after that date with respect to the shares which the stockholder is entitled to receive because of the reverse stock split until the certificates representing such shares of Common Stock have been surrendered. Such dividends and distributions, if any, will be accumulated and, at the time of such surrender, all such unpaid dividends or distributions will be paid without interest.

FEDERAL INCOME TAX CONSEQUENCES

The following description of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practices as in effect on the date of this Information Statement. This discussion is for general information only and does not discuss consequences that may apply to special classes of tax payers (e.g., non-resident aliens, broker-dealers or insurance companies). We urge you to consult with your own tax advisors to determine the particular consequences to you.

The exchange of shares resulting from the reverse stock split will be a tax-free recapitalization for the Company and our stockholders to the extent that shares of pre-split Common Stock are exchanged for post-split Common Stock. Therefore, stockholders will not recognize gain or loss as a result of that transaction.

A stockholder's holding period for shares of post-split Common Stock, including any additional shares issued in lieu of issuing fractional shares, will include the holding period of shares of pre-split Common Stock exchanged therefore, provided that the shares of pre-split Common Stock were capital assets in the hands of the stockholder.

The shares of post-split Common Stock in the hands of a stockholder, including any additional shares issued in lieu of issuing fractional shares, will have an aggregate basis for computing gain or loss equal to the aggregate basis of shares of pre-split Common Stock held by that stockholder immediately prior to the split.

Although the issue is not free from doubt, additional shares received in lieu of fractional shares, including shares received as a result of the rounding up of fractional ownership, should be treated in the same manner. However, it is possible that the receipt of additional shares could be wholly or partially taxable.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table lists, as of August 31, 2007, the number of shares of Common Stock and Preferred Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each officer and director of the Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 34,172,494 shares of Common Stock issued and outstanding, and 23,800 shares of Preferred Stock issued and outstanding. Other than the Preferred stock, the Company has no options, warrants or other securities convertible into shares of Common Stock.

Officers, Directors, 5% Shareholder	No. of Common Shares	No. of Preferred Shares	Beneficial Ownership %
A. Frederick Greenberg	-0-	23,800	100%
Richard M. Greenberg	-0-	-0-	0%
Lee Kasper	17,701,178	-0-	41.8%
Officers and directors	17,701,178	23,800	96.4%

The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of Common Stock and Preferred Stock beneficially owned by them.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 150,000,000 shares, comprising: (i) 50,000,000 shares of Preferred Stock, no par value, of which 30,000 have been designated as Series A Convertible Preferred Stock; and (ii) 100,000,000 shares of Common Stock, no par value per share. There are currently 34,172,494 shares of Common Stock issued and outstanding, and 23,800 shares of Series A Convertible Preferred Stock issued and outstanding.

Our Common Stock

Dividends. Subject to the rights of the holders of any series of Preferred Stock, Common Shareholders are entitled to receive, from legally available funds, dividends when and as declared by our Board of Directors. We have never declared dividends and we do not intend to declare dividends in the foreseeable future.

Voting rights. The holders of Common Stock are entitled to one vote for each share held, with the right to cumulate votes for the election of directors.

Liquidation rights. If our business was liquidated or dissolved, holders of shares of Common Stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities, subject to any preferential rights held by the holders of our Preferred Stock.

Our Preferred Stock

Our Certificate authorizes our Board of Directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more series, generally without any vote or action by the holders of our Common Stock. Our Board of Directors will be authorized to determine the number of shares and designation of any series of preferred stock and the dividend rate, dividend rights, liquidation preferences, conversion rights and terms, voting rights, redemption rights and terms and sinking fund terms of any series of preferred stock. Depending on the terms of any issued preferred stock, any or all series of issued preferred stock could have a preference over our Common Stock with respect to dividends and other distributions and upon liquidation or dissolution of the Company. Issuance of any preferred shares with voting powers, or issuance of additional shares of our Common Stock, would dilute the voting power of our outstanding Common Stock.

Series A Convertible Preferred Stock

Dividends. Series A Convertible Preferred Shareholders are entitled to receive, from legally available funds, dividends when and as declared by our Board of Directors. These dividends will be paid when declared prior to the payment of any dividends to Common Shareholders. We have never declared dividends and we do not intend to declare dividends in the foreseeable future.

Voting rights. The holders of Series A Convertible Preferred Stock are entitled to 50,000 votes for each share held, with the right to cumulate votes for the election of directors.

Liquidation rights. If our business was liquidated or dissolved, holders of shares of Series A Convertible Preferred Stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities, with preferential rights over the holders of our Common Stock.

Conversion rights. The holders of Series A Convertible Preferred Stock have the right to convert each of their shares into 50,000 shares of our Common Stock at any time and from time to time, in their sole discretion.

INTEREST OF CERTAIN PERSONS IN OR IN OPPOSITION TO MATTERS TO BE ACTED UPON

No other person has any interest, direct or indirect, by security holdings or otherwise, in the Amended Articles which is not shared by all other stockholders.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed at the SEC's public reference rooms at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at www.sec.gov. IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT AND/OR THE RESTATED ARTICLES, PLEASE CONTACT NuTech Digital, Inc., 10390 Wilshire Boulevard, Penthouse 20, Los Angeles, CA 90024.

DISTRIBUTION OF THIS INFORMATION STATEMENT

We will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. In addition, we will only deliver one information statement to multiple shareholders sharing an address, unless we have received contrary instructions from one or more of the shareholders. Also, we will promptly deliver a separate copy of this information statement and/or future shareholder communication documents to any shareholder at a shared address to which a single copy of this information statement was delivered, or deliver a single copy of this information statement and future shareholder communication documents to any shareholder or shareholders sharing an address to which multiple copies are now delivered, upon oral or written request to us at our address and telephone number noted above. Shareholders may also address future requests regarding delivery of information statements and/or annual reports by contacting us at the address and telephone number noted above.

OTHER MATTERS

The Board knows of no other matters other than those described in this Information Statement which have been approved or considered by the holders of a majority of the shares of the Company's voting stock.

By order of the Board of Directors of:

NuTech Digital, Inc.

/s/ A. Frederick Greenberg
A. Frederick Greenberg, Chairman, Chief Executive Officer and director


CERTIFICATE OF AMENDMENT TO THE
ARTICLES OF INCORPORATION

OF

NuTECH DIGITAL, INC.
_____


A. Frederick Greenberg and Richard M. Greenberg certify that:

      1.   They are the duly elected and acting President and Secretary of the Corporation named above.

      2.   Article I of the Articles of Incorporation of this Corporation is amended to read as follows:


I


The name of this corporation is ROSETEL HOLDINGS CORP.

      3.   Article 4 of the Articles of Incorporation of the Corporation is amended to read as follows:


IV


      (a) The total number of shares which the Corporation is authorized to issue shall be One Hundred Fifty Million (150,000,000) shares of which One Hundred Million (100,000,000) shares shall be designated as Common Stock with no par value per share and Fifty Million (50,000,000) shares shall be designated as preferred stock with no par value. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of the series.

      (b) Upon this Certificate of Amendment to the Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of California (the "Effective Time"), shares of Common Stock held by each holder of record on such date shall be automatically combined according to class at the rate of one-for-sixty without any further action on the part of the holders of the Corporation (the "Reverse Split"). All fractional shares owned by each holder of record will be aggregated and to the extent after aggregating all fractional shares any registered holder is entitled to a fraction of a share, he shall be entitled to receive one whole share in respect of such fraction of a share.

      (c) Each stock certificate issued prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock, as the case may be, into which the shares represented by such certificate shall have been reclassified pursuant to the Reverse Split. Each holder of record of a certificate that represented


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shares of Common Stock immediately prior to the Effective Time, shall receive, upon surrender of such certificate, a new certificate representing the number of shares of Common Stock immediately after the Reverse Split.

(d) Following the effectiveness of the amendment, each certificate representing shares of Common Stock outstanding immediately prior to the reverse stock split will be deemed automatically, without any action on the part of the stockholders, to represent one-sixtieth of the pre-split number of shares. However, no fractional shares will be issued as a result of the reverse stock split. Each stockholder of record owning shares of Common Stock prior to the reverse stock split which are not evenly divisible by sixty (60) will receive one additional share for the fractional share that such stockholder would otherwise have been entitled to receive as a result of the reverse stock split. After the reverse stock split becomes effective, stockholders will be asked to surrender their stock certificates in accordance with the procedures set forth in a letter of transmittal. *Stockholders should not submit any certificates until requested to do so.* Upon such surrender, a new certificate representing the number of shares owned as a result of the reverse stock split will be issued and forwarded to stockholders. However, each certificate representing the number of shares owned prior to the reverse stock split will continue to be valid and represent a number of shares equal to one-sixtieth of the pre-split number of shares.

4.   The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

5.   The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the General Corporation Law. The total number of outstanding shares of the corporation is 34,172,494. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

I declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Executed on this ___ day of September, 2007.

/s/A. Frederick Greenberg
A. Frederick Greenberg,
Chief Executive Officer

/s/Richard M. Greenberg
Richard M. Greenberg,
President and Secretary